UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
PPL Electric Utilities Corporation
(Exact name of registrant as specified in its charter)
Pennsylvania	23-0959590
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Two North Ninth Street, Allentown, Pennsylvania	18101-1179
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act: N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, without nominal or par value
(Title of each class to be so registered)

Item 1. Description of Registrant’s Securities to be Registered.

The following description of PPL Electric Utilities Corporation’s common stock and the related provisions of its Amended and Restated Articles of Incorporation and Bylaws are summaries and are qualified by reference to its Amended and Restated Articles of Incorporation and Bylaws, which have been previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as exhibits to this registration statement, as well as to applicable Pennsylvania law.

PPL Electric Utilities Corporation (the “Company”) is authorized to issue 170,000,000 shares of Common Stock, without nominal or par value (the “Common Stock”); 629,936 shares of 4 ½% Preferred Stock, par value $100 per share and 10,000,000 shares of Series Preferred Stock, par value $100 per share (collectively, the “Preferred Stock”) and 10,000,000 shares of Preference Stock, without nominal or par value (the “Preference Stock”).  PPL Corporation, the Company’s parent, owns and holds all 170,000,000 shares of the Company’s outstanding and authorized, fully paid and non-assessable Common Stock.  There are no shares of Preferred Stock issued or outstanding.  There are 2,500,000 shares of Preference Stock issued and outstanding.  See the Company’s prospectus supplement, filed with the SEC on April 4, 2006 for a description of the Preference Stock.

Dividends.  Subject to the restrictions referred to below and to the preferential rights of the Preferred Stock and the Preference Stock, dividends on the Common Stock will be paid if, when and as determined by the board of directors of the Company out of funds legally available for this purpose.  The Company may not pay dividends on, or redeem, purchase or make a liquidation payment with respect to any of the Common Stock, except in certain circumstances, unless full dividends on the Preference Stock has been paid for the then-current period.  The Company is a public utility subject to Section 305(a) of the Federal Power Act, which makes it unlawful for a public utility to make or pay a dividend from any funds “properly included in capital account.”  The meaning of this limitation has never been clarified under the Federal Power Act.  The Company believes, however, that this statutory restriction, as applied to its circumstances, would not be construed or applied by the FERC to prohibit the payment from retained earnings of dividends that are not excessive and are for lawful and legitimate business purposes.

Voting Rights.  Holders of the Company’s Common Stock are entitled to one vote per share on all matters presented to shareholders.  In the election of directors, each shareholder entitled to vote shall have the right to multiply the number of votes to which he may be entitled by the total number of directors to be elected in the same election by the holders of the class of shares of which his shares are a part, and he may cast the whole number of such votes for one candidate or he may distribute them among any two or more candidates.  The Company’s Bylaws provide that the board of directors shall consist of not less than six and not more than twenty directors, as shall be fixed from time to time by resolution of the board of directors.  Each director holds office until the expiration of the term for which he or she was selected and until a successor shall have been elected and qualified or until his or her earlier death, resignation or removal.  Any director may be removed from office by vote of shareholders only upon the affirmative vote of the shareholders entitled to cast at least two-thirds of the votes which all shareholders would be entitled to cast at any annual election of directors and upon any additional vote of shareholders that may be required by law.  The Company’s Bylaws also provide for certain notice requirements for shareholder nominations and proposals at annual and special meetings.

Liquidation Rights.  After satisfaction of the preferential liquidation rights of any Preferred Stock and Preference Stock, the holders of Common Stock are entitled to share, ratably, in the distribution of all remaining assets.

Preemptive and Other Rights.  The holders of Common Stock do not have preemptive rights as to additional issues of Common Stock or conversion rights.  The shares of Common Stock are not subject to redemption or to any further calls or assessments and are not entitled to the benefit of any sinking fund provisions.

Item 2. Exhibits.

The following exhibits are filed as part of this registration statement or incorporated herein by reference as indicated below:

Exhibit No.	Exhibit Description
4.1
Amended and Restated Articles of Incorporation of PPL Electric Utilities Corporation (Exhibit 3(a) to PPL Electric Utilities Corporation Form 10-Q Report (File No. 1-905) for the quarter ended March 31, 2006).

4.2
Bylaws of PPL Electric Utilities Corporation, as amended and restated effective March 30, 2006 (Exhibit 3.2 to PPL Electric Utilities Corporation Form 8-K Report (File No. 1-905) dated March 30, 2006).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 18, 2011	PPL ELECTRIC UTILITIES CORPORATION

	By:	/s/ Russell R. Clelland
Russell R. Clelland
AssistantTreasurer